                                                                       EXHIBIT B


J.B. WERE & SON
---------------------------
               STOCKBROKERS

PRIVATE & CONFIDENTIAL

Dr. E.D. Tweddell,
Chief Executive Officer
F.H. Faulding & Co. Limited,
Building B,
115 Sherriff Street
UNDERDALE  S.A.  5032

Dear Dr. Tweddell,

                               UNDERWRITING OFFER

J B Were & Son is pleased to submit an offer to you to underwrite a new cash issue ('Issue') of fully paid ordinary shares in F.H. Faulding & Co. Limited ('Faulding'). The terms and conditions of the offer are as follows:

1.    NUMBER OF SHARES TO BE ISSUED

      Approximately 15.73 million shares in Faulding, issued in the ratio of one new Faulding share for every eight existing Faulding shares held.

2.    ISSUE PRICE

      $6.80 per Faulding share.

3.    AMOUNT UNDERWRITTEN

      Approximately 15.73 million shares at $6.80 each to raise a total of $106.964 million ('Underwritten Amount') is to be underwritten by J B Were & Son.

4.    PAYMENT

      The Faulding shares will be payable in full $6.80 per Faulding share on application.

5.    SHAREHOLDER ENTITLEMENT

      Faulding will offer for subscription one new Faulding share for every eight existing Faulding shares held by shareholders at 5.00 p.m. Adelaide time on 17 October 1997. The rights will be renounceable. Fractions will be disregarded.

6.    DIVIDEND RANKING

      The new Faulding shares will not rank for the 10 cents per share dividend announced on 1 September 1997.

7.    TIMETABLE

      The timetable for the Issue shall be as follows:


-------------------------------------------------------------------
Issue Announced/Underwriting Agreement       29 September 1997
Signed
-------------------------------------------------------------------
Prospectus lodged with ASC:                  1 October 1997
-------------------------------------------------------------------
Rights trading commences:                    9 October 1997
-------------------------------------------------------------------
Books close for determination of             17 October 1997
entitlements:
-------------------------------------------------------------------
Prospectus despatched to shareholders:       22 October 1997
-------------------------------------------------------------------
Rights trading concludes:                    6 November 1997
-------------------------------------------------------------------
Closing date for acceptances:                17 November 1997
-------------------------------------------------------------------
J B  Were & Son notified of shortfall:       25 November 1997
-------------------------------------------------------------------
Shortfall applications and monies lodged:    4 December 1997
-------------------------------------------------------------------

      It is noted that this timetable may change by mutual agreement.

      However, unless otherwise agreed and notwithstanding anything to the contrary in this letter, J B Were & Son's obligations shall cease if a prospectus relating to the Issue has not been lodged with the Australian Securities Commission (ASC) by 8 October 1997, or the new Issue documents have not been despatched to Faulding shareholders by 29 October 1997.

8.    J B  WERE & SON'S OBLIGATIONS AS UNDERWRITER

      If the Underwritten Amount, as set out in point 3, is not fully subscribed on or before 17 November 1997 ('Subscription Date') or such later date as may be mutually agreed, J B Were & Son, will, within seven business days of being accurately advised in writing of the Shortfall, which advice must be received not later than 5 business days after and including the Subscription Date, lodge or cause to be lodged with Faulding, applications in proper form and in terms of the prospectus together with the appropriate application monies for the number of Faulding shares as will make up the Shortfall. When completed application forms for the full number of Faulding shares of this Issue together with the application monies have been lodged with Faulding, whether on or before the Subscription Date or under this clause, the liability of J B Were & Son as underwriter shall cease.

      For the purposes of this clause, 'Shortfall' means the difference between
      15.73 million and the number of Faulding shares subscribed for.

9.    UNDERWRITING COMMISSION

      On the day on which the last of the Underwritten Shares is issued, but in any event no later than 9 December 1997, Faulding must pay to J B Were & Son a commission of 1.0 per cent of the Underwritten Amount, representing $1,069,640.

10.   MANAGEMENT FEE

      On the day on which the last of the Underwritten Shares are issued, but in any event no later than 9 December 1997, Faulding in addition to the underwriting commission must pay to J B Were & Son a management fee of 0.5 per cent of the Underwritten Amount, representing $534,820.

      If for any reason (other than default by J B Were & Son under this letter) the Issue does not proceed or is terminated, Faulding shall immediately pay to J B Were & Son, upon request, a fee equal to 0.125 per cent of the Underwritten Amount and all costs of the Issue in accordance with point 11 below.

11.   ISSUE COSTS

      Faulding must pay all costs of the Issue, including J B Were & Son's reasonable out-of-pocket expenses, such as those related to travel and accommodation and legal fees incurred by J B Were & Son in relation to this agreement, due diligence inquiries and prospectus preparation. The reasonable out of pocket expenses of J B Were & Son will be subject to a maximum of $25,000.

12.   TERMINATION

      J B Were & Son may withdraw from and determine this agreement without cost or liability (but only after consultation between J B Were & Son and Faulding) at any time after any one or more of the following occur:

             (a) there is an outbreak of hostilities and/or existing hostilities extend involving any of the armed forces or civilians of Australia, New Zealand, the United Kingdom, Germany, the U.S.A., the states formerly constituting the U.S.S.R., Indonesia, Japan, the Peoples Republic of China or Israel;

             (b) there is any material adverse change, or development involving a prospective material adverse change, after signing of the prospectus in the condition or financial or trading position of Faulding which, in the reasonable opinion of J B Were & Son, has a material adverse effect on the prospects of the Issue;

             (c) there is introduced into the Parliament of Australia or any State of Australia or there is a public announcement of a proposal to introduce a new law or the Reserve Bank of Australia or any Commonwealth or other financial authority adopts or announces an intention to adopt a policy which in the reasonable opinion of J B Were & Son would have a materially adverse effect on the prospects of the Issue being fully subscribed;

             (d) J B Were & Son reasonably forms the opinion that there is a material omission from, or a material statement which is, or has become, false or mislead-ing in the prospectus (except any material statement that is false or misleading in, or any material omission from, the prospectus where J B Were & Son knew the information was false or misleading or omitted or J B Were & Son caused the appearance of the false or misleading statement in or the material omission from the prospectus) or any person, other than J B Were & Son, who has previously consented to be named in the prospectus withdraws that consent.

             e) The ASC issues a stop order under section 1033 of the Corporations Law or commences a hearing in relation to the Prospectus pursuant to section 1033 and the issues giving rise to the holding of that hearing are not resolved to the Underwriters' reasonable satisfaction within 10 business days of that hearing commencing.

        Any determination under this point shall be made by notice in writing by J B Were & Son to Faulding and shall not prejudice or nullify any claim for damages which J B Were & Son may have against Faulding for or arising out of any breach or failure as aforesaid.

        J B Were & Son will not invoke these provisions unless the success of the Issue is seriously threatened by the realisation of any of the contingencies specified.

        J B Were & Son agrees to immediately advise the Australian Stock Exchange (ASX) in the event that any of these provisions is invoked.

13.   INDEMNITIES

        13.1 Faulding will indemnify J B Were & Son and keep it indemnified from all losses incurred by J B Were & Son to third parties (excluding the management fee in point 10 above or any loss of profit by J B Were & Son), costs and expenses (including reasonable legal expenses) whatever in respect of all or any of:

              a) any non-compliance by Faulding, its officers or employees with any applicable law in relation to the issue, including the prospectus;

              b) any statement, mis-statement, misrepresentation, or material non-disclosure, inaccuracy in, or omission from, the prospectus or any statement, advertising or publicity made or issued by or with the authority of Faulding or any of its officers in respect to the Issue or prospectus, or made or issued by J B Were & Son to the extent it is made or issued in reliance on the prospectus or information provided by Faulding;

             c) any breach or failure by Faulding to observe any of the terms and conditions of the contract arising from the acceptance of this offer.

       13.2 If, and only if, J B Were & Son is advised prior to the date of allotment of the new Faulding shares of dishonoured cheques accompanying applications for new Faulding shares, J B Were & Son will indemnify Faulding for the aggregate face value of all such cheques.

  14.   FAULDING UNDERTAKINGS

        Faulding agrees that it will:

             a) within 3 business days of the date of issue of the prospectus make application to the ASX for permission for the Faulding shares to be listed for quotation;

             b) undertake continuing due diligence inquiries in a manner acceptable to J B Were & Son until allotment of Faulding shares is complete;

             c) immediately notify J B Were & Son if a matter becomes known which results in there being a material mis-statement in, or material omission from, the prospectus and lodge a supplementary or replacement prospectus as soon as practicable, such document to be approved by J B Were & Son;

             d) ensure that, to the best of its knowledge after due inquiry, all information provided to J B Were & Son in relation to the Issue is true, complete, accurate and not misleading or deceptive.

15.   ACCESS TO DUE DILIGENCE MATERIAL

            By accepting this offer, Faulding:

             a) acknowledges and agrees that, for a period of 7 years commencing on the date of issue of the last of the Underwritten Shares (such period, "Access Period"), Faulding will provide and cause to be provided, to J B Were & Son and its officers, advisors and agents from time to time (collectively and individually in this clause 15, "Were Entity") complete access to all places, including but not limited to, all places of storage (within the meaning of s.1301(2) of the Corporations Law) at which books (within the meaning of s.9 of the Corporations Law) or documents (within the meaning of that Section) or both in respect of or relating directly or indirectly to any one or more of:

                  (i)   the Issue, and

                  (ii)  the prospectus; and

                  (iii) any inquiries or investigations conducted by or on behalf of Faulding or any of its officers, advisors, or agents (collectively and individually in this clause 15, Faulding Entity) or information relied on by any Faulding entity for purposes including the purpose of establishing any of the defences in Subdivision B of Division 4 of Part 7.11 of the Corporations Law,

                  (collectively and individually, 'Due Diligence
                  Materials') are kept or stored;

             b) undertakes that, during the Access Period in the event that the registered office of Faulding changes, it will notify J B Were & Son of that change;

             c) undertakes that, during the Access Period, it will ensure that each Were Entity is able on at least 24 hours notice to Faulding to inspect and take copies of all or any of the Due Diligence Materials subject to the relevant Were Entity undertaking to keep confidential any such copies which comprise confidential information; and

             d) waives, as between itself and J B Were & Son, all legal professional or other privilege in respect of all or any of the Due Diligence Materials.

ACCEPTANCE

Could you please confirm your acceptance of this offer by signing and returning the duplicate copy of this letter.

Yours sincerely

/s/ Terry Campbell

T.A. Campbell
Chief Executive Office

                                    I accept the above terms on behalf of
                                    F H Faulding & Co Limited

                                    /s/  Dr Edward Tweddell
                                    ---------------------------------
                                    Dr Edward Tweddell
                                    Group Managing Director/
                                    Chief Executive Officer